SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULES TO/A and 13E-3/A
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

COX RADIO, INC.
(Name of Subject Company)
COX MEDIA GROUP, INC.
COX ENTERPRISES, INC.
COX RADIO, INC.
(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE
(Title of Class of Securities)

224051102
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copies to:

Stuart A. Sheldon, Esq.	Jay M. Tannon, Esq.
Thomas D. Twedt, Esq.	Frank M. Conner III, Esq.
Dow Lohnes PLLC	Michael P. Reed, Esq.
1200 New Hampshire Avenue, N.W.	DLA Piper LLP (US)
Washington, D.C. 20036	500 8th Street, N.W.
Telephone: (202) 776-2000	Washington, D.C. 20004
Telephone: (202) 799-4000
CALCULATION OF FILING FEE

Transaction Valuation(1): $82,405,037	Amount of Filing Fee(2): $4,599

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $4.80, which is the increased tender offer price, and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. to be acquired in the tender offer. The 17,167,716 Shares represent the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,599
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009 and April 30, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-T on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”). Cox Radio, Inc., a Delaware corporation and a majority-owned subsidiary of Media (“Radio”), is a filing person for purposes of the Rule 13E-3 Transaction Statement. The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Radio, not owned by Media upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 29, 2009 (the “Amended and Restated Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).
All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in the Amended and Restated Offer to Purchase.
The items of the Schedule TO set forth below are hereby amended and supplemented as follows.
Items 1 through 9, 11 and 13.
     (1) The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by Radio with the Securities and Exchange Commission on April 3, 2009, as amended and supplemented by Amendment Nos. 1, 2, 3 and 4, copies of which are attached hereto as Exhibits (a)(2)(A)(i) to (a)(2)(A)(v), respectively, are incorporated by reference herein.
     (2) The 28th paragraph under “Special Factors — Background of This Offer” in the Amended and Restated Offer to Purchase is hereby replaced in its entirety with the following:
“On April 24, 2009, representatives of Citi met with representatives of Gleacher and informed them that Enterprises and Media were not prepared to increase the Offer price to $5.00 per Share, as requested by the special committee. Citi provided written materials to Gleacher, a copy of which have been attached as Exhibit (c)(11) to the Schedule TO filed with the Commission in connection with the Offer. The description of Citi’s presentation to Gleacher set forth below is qualified in its entirety by reference to such exhibit.
“During their meeting, Citi noted to Gleacher that the $5.00 per share Offer price requested by the special committee represented a multiple of 11.0x Radio’s 2009 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Citi further noted that this was a higher multiple than in media change of control transactions completed in the prior six months and in the pending proposal by Hearst Corporation to acquire the publicly held shares of Hearst-Argyle Television Inc., notwithstanding that the Offer does not involve a change in control, which ranged from a low of 3.1x to a high of 10.4x. Citi also noted that a multiple of 11.0x 2009 estimated EBITDA represented a significant premium to the same multiples calculated for selected publicly traded radio companies. Citi’s presentation to Gleacher also noted that publicly-traded radio stocks had declined 2.4% since the announcement of the initial Offer and that if Radio had traded in line with its peers since that time, the implied “unaffected” price per Share would be $3.22. In addition, Citi’s presentation to Gleacher noted that the $5.00 per share Offer price requested by the special committee represented (i) a premium of more than 50% to the closing price per Share immediately prior to the announcement of the initial Offer of $3.30, (ii) a 21.7% premium to the weighted average stock price of the Shares since the announcement of the initial Offer (which was $4.11) and (iii) a 14.2% premium to the weighted average stock price since public disclosure of the fact that Enterprises and Media were considering raising the Offer price to $4.20 per Share (which was $4.38). Finally, Citi noted that since the initial announcement of the Offer, Wachovia Equity Research had lowered its target valuation for Radio to $3.00-$4.00 per Share (from $4.00 – $6.00 per Share).

“Citi then indicated to Gleacher that Enterprises and Media were prepared to increase the Offer price to $4.42 per Share if the special committee would recommend that stockholders accept the Offer.”
     (3) The following is hereby added to the end of the sentence that constitutes the third paragraph under “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date” in the Amended and Restated Offer to Purchase:
          “prior to expiration if any condition remains unsatisfied or has not been waived”
     (4) The penultimate sentence of the second paragraph set forth in Schedule D of the Amended and Restated Offer to Purchase is hereby replaced in its entirety with the following:
“By open court ruling on April 14, 2009 and Order dated April 20, 2009, the Georgia Court stayed the Georgia Action, including all pending motions, until April 30, 2009, and ordered defendants to submit a notice to the Georgia Court by the close of business on April 30, 2009 summarizing any rulings made at the April 29, 2009 hearing in the Delaware Action. On April 30, 2009, defendants provided a status report regarding the Delaware Action and requested that the existing stay be extended. On April 30, 2009, by open court ruling, the Georgia Court extended the existing stay of the Georgia Action until the last week in June and ordered defendants to make available to the plaintiff, subject to the provisions of the confidentiality order in place in the Delaware Action, certain discovery materials that had been produced in the Delaware Action. The Georgia Court also granted plaintiff leave to renew her motion for temporary restraining order in the event that she could support that motion based on information contained in the documents produced in the Delaware Action. By letter dated May 6, 2009, plaintiff informed the Georgia Court that she would not renew her motion for a temporary restraining order but rather would pursue her rights as a putative class member in connection with the settlement proceedings in the Delaware Action.”
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement published on March 24, 2009.

(a)(1)(H)*	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)*	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan mailed by Cox Enterprises to plan participants.

Exhibit No.	Description

(a)(1)(K)*	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(a)(1)(L)*	Press release issued by Cox Enterprises on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(1)(M)*	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.”

(a)(1)(N)*	Amended and Restated Offer to Purchase, dated April 29, 2009.

(a)(l)(O)	*Amended and Restated Letter of Transmittal.

(a)(l)(P)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(l)(Q)*	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(l)(R)*	Amended and Restated Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(2)(A)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(A)(ii)*	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)*	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 30, 2009.

(a)(2)(A)(iv)*	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 1, 2009.

(a)(2)(A)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by Cox Radio, dated and filed on May 7, 2009.

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

Exhibit No.	Description

(a)(5)(C)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)*	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)*	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)*	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(a)(5)(I)*	Memorandum of Understanding, dated April 29, 2009.

(a)(5)(J)	Letter, dated May 1, 2009, from the Special Committee to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(F) to the Schedule 14D-9/A filed by Cox Radio on May 1, 2009).

(b)(1)	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(3)	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)*	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)*	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009.

(c)(3)*	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(4)	Opinion of Gleacher Partners LLC (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

Exhibit No.	Description

(c)(7)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)*	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)*	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)*	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation.

(c)(11)*	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009.

(c)(12)	Materials presented by Gleacher Partners to Citigroup Global Markets Inc. on April 21, 2009 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(13)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 16, 2009 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(14)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 23, 2009 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(c)(15)	Materials presented by Gleacher Partners to the special committee of Cox Radio, Inc. on April 27, 2009 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule 14D-9/A filed by Cox Radio on May 7, 2009).

(d)	None.

(e)	Revolving Promissory Note, dated December 4, 2003 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(M)).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ Andrew A. Merdek
Andrew A. Merdek
Vice President, Legal Affairs, General Counsel and Corporate Secretary

COX MEDIA GROUP, INC.
/s/ Neil O. Johnston
Neil O. Johnston
Vice President and Chief Financial Officer

Date: May 7, 2009

SIGNATURES
After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
AMENDMENT TO SCHEDULE 13E-3

COX RADIO, INC.
/s/ Charles L. Odom
Charles L. Odom
Chief Financial Officer

Date: May 7, 2009